515 Congress Avenue Suite 1400 Austin, TX 78701 +1 512 394 3000 Main +1 512 394 3001 Fax www.dechert.com
MARGARET E. WILSON margaret.wilson@dechert.com +1 512 394 3015 Direct Admitted in New York and Pennsylvania only; not admitted in Texas

April 12, 2021

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

We are writing in response to comments provided telephonically on March 26, 2021 with respect to Post-Effective Amendment No. 148 filed on Form N-1A on February 11, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class Y shares of the RBC Impact Bond Fund (the “Fund”), an existing series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.	Please supplementally confirm that all bracketed and outstanding information will be updated in connection with the Fund’s registration statement filing under Rule 485(b).

Response 1. The Registrant hereby confirms that all bracketed and outstanding information will be updated in connection with the Fund’s registration statement filing under Rule 485(b).

Comment 2.	Please supplementally confirm that the ticker symbol for Class Y will be included in the Fund’s registration statement filing under Rule 485(b).

Response 2. The Registrant hereby confirms that the ticker symbol for Class Y will be included in the Fund’s registration statement filing under Rule 485(b).

Comment 3.	Please supplementally provide a completed fee table and expense example for the Fund.

Response 3. The completed fee table and expense example for the Fund are provided below.

Class Y
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of offering or sales price, whichever is less)	None
Redemption Fee (as a % of amount redeemed or exchanged within 30 days after the date of purchase)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.21%
Total Annual Fund Operating Expenses	0.56%

Class Y
One Year	$57
Three Years	$179
Five Years	$313
Ten Years	$701

Comment 4.

Please supplementally confirm that the date to be included in the footnote to the fee table will be at least one year from the effective date of the Fund’s registration statement or remove references to the expense limitation agreement from the Fund’s fee table. See Instruction 3(e) to Item 3 of Form N-1A.

Response 4. The disclosure will be revised to remove the footnote and references to the expense limitation agreement from the Fund’s fee table.

Comment 5.	Please revise the disclosure under “Performance Information” in the Fund’s prospectus to explain that the returns are for a class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Response 5. The disclosure will be revised accordingly.

Comment 6.	Please supplementally confirm that Part C of the Fund’s registration statement will be hyperlinked in accordance with the Fixing America’s Surface Transportation Act (the “FAST Act”).

Response 6. The Registrant hereby confirms that Part C of the Fund’s registration statement will be hyperlinked in accordance with the FAST Act.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (512) 394-3015. Thank you.

Sincerely,

/s/ Margaret Wilson
Margaret Wilson

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